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                              February 8, 2022

       Manoj Jain
       Chief Executive Officer
       Duddell Street Acquisition Corp.
       8/F Printing House
       6 Duddell Street
       Hong Kong

                                                        Re: Duddell Street
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed January 10,
2022
                                                            File No. 333-261483

       Dear Mr. Jain:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 30, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 Filed January 10, 2022

       Cover Page

   1. We note your revisions in response to comment 2. While you note that laws and regulations of the
People's Republic of China do not currently have any impact on DSAC's business, financial
condition and results of operations, your disclosure in this section does not affirmatively state
whether you are required to receive any permissions or approvals from PRC governmental
authorities to consummate this transaction and/or offer the
                                                        securities being
registered to foreign investors. You disclose in your Risk Factors section that no permission is
required under the Opinions from any PRC governmental authority, including the China
Securities Regulatory Commission; however your disclosure
 Manoj Jain
FirstName LastNameManoj     Jain
Duddell Street Acquisition Corp.
Comapany8,NameDuddell
February   2022          Street Acquisition Corp.
February
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FirstName LastName
         regarding approval by the Cyberspace Administration of China (CAC) is less clear.
         Please revise this section to disclose specifically whether DSAC, FiscalNote, or any affiliated entity are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), CAC or any other governmental agency that is required to consummate the transactions or issue the securities being registered to foreign investors. If any such approval is required, please state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you
         (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations or interpretations change and you are required to obtain such permissions or approvals.
         Please make conforming changes elsewhere in your prospectus as appropriate.
2. Please disclose the location of the principal executive offices of the company post-
         Business Combination. Please also disclose prominently on the cover page that, if true, you are not, and will not, undertake an initial business combination with any entity with principal business operations in China, Hong Kong, or Macau. Finally, please confirm whether DSAC's IPO proceeds are in a trust account located in the U.S.
3. Please revise to indicate the percentage of economic and voting interest that Tim Hwang and Gerald Yao will hold following the closing of the Business Combination. Please clearly indicate that Tim Hwang and Gerald Yao will be able to control all matters requiring stockholder or board approval, and provide examples of such matter. Please provide similar disclosure elsewhere that you discuss the ownership of Class B holders, and clearly state that the Class B holders are Tim Hwang and Gerald
Yao.
4. Please revise here and in the Letter to Shareholders to clearly state the economic and voting interests that will be held by the DSAC public shareholders, the Class A FiscalNote holders, the Class B FiscalNote holders, the Sponsor (including backstop shares), and the
         PIPE investors following completion of the Business Combination. Please include total potential ownership interest in the combined company, assuming exercise and conversion of all securities, such as the private placement warrants. Please also revise the diagram on page 33 to separately present the ownership interest for each category of holders. Please include similar disclosure elsewhere in your filing as appropriate. What equity stake will current DSAC shareholders and FiscalNote shareholders..., page 15

5. We note your response to comment 4. Please revise the sensitivity analysis to show the potential impact based on an interim redemption level. While you note that the Backstop
         Agreement means that the amount in the trust account will remain the same, the number of shares owned by non-redeeming shareholders will change depending on the redemption level. Please also disclose the percentage held by the sponsor affiliate(s) who may purchase shares under the Backstop Agreement. Please also disclose total potential ownership here, and elsewhere that such ownership information is presented, assuming exercise and conversion of all securities.
 Manoj Jain
FirstName LastNameManoj     Jain
Duddell Street Acquisition Corp.
Comapany8,NameDuddell
February   2022          Street Acquisition Corp.
February
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6. We note your response to comment 14 that underwriting fees remain constant and are not subject to redemption or backstop purchase adjustments. Given that such fees are constant, please disclose, on a percentage basis, what the effective underwriting fee is based on various levels of redemption. Specifically, disclose the underwriting fee as a percentage of proceeds raised in the IPO based on no redemptions, an interim level of redemptions, or maximum redemptions. Your calculations should not take into account the Backstop Agreement.
Summary of the Proxy Statement/Prospectus, page 31

7. Please disclose whether your auditor is subject to the determinations announced by the
         PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act and related regulations will affect your company.
8. We note your amended disclosure in response to comment 9 and we reissue it. In your summary of risk factors, disclose the risks that being based in Hong Kong poses to investors who will hold shares in the combined company. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Specifically address how these risks could impact your ability to successfully complete the Business Combination, as applicable, and whether, and if so how, these risks will apply to the post-Business Combination company.
Risk Factors, page 70

9.       We note your amended disclosure in response to comment 16. Please revise to
         specifically state that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Common Stock. Also, we note your statement that "[a]ny such action, once taken by the PRC government towards a company with Hong Kong nexus as DSAC locates in
         Hong Kong, even if FiscalNote does not have any substantive operations in mainland
         China, could significantly limit or completely hinder our ability to consummate the
         Business Combination or New FiscalNote   s ability to offer or
continue to offer securities
         to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless." (Emphasis added). Please revise to state whether FiscalNote
 Manoj Jain
FirstName LastNameManoj     Jain
Duddell Street Acquisition Corp.
Comapany8,NameDuddell
February   2022          Street Acquisition Corp.
February
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         has any substantive operations in Hong Kong and remove your reference to "or in extreme cases," as indicated above. Please provide specific disclosure regarding the risk that the PRC government could hinder your ability to consummate the Business
         Combination, including the ways in which the PRC government could do so and the efforts or inquiries you have made to mitigate such potential risks.
10.      We note your amended disclosure in response to comment 17, including that New
         FiscalNote's operations could be influenced by China's government. Specifically, we note your statement that "[i]f any or all of the foregoing were to occur, it could lead to a material adverse change in our operations and limit or hinder New
FiscalNote   s ability to
         offer securities to overseas investors or remain listed in the U.S., which could cause the
         value of New FiscalNote   s shares to significantly decline or become
worthless." Please
         provide additional information on the Chinese government's influence on New FiscalNote, including the specific ways in which it could influence New FiscalNote's operations or cause the value of its shares to significantly decline or become worthless. Please also clarify whether the Chinese government has any existing ties, affiliations, investments or control over FiscalNote.
We have significant operations and assets in..., page 87

11. In your response to comment 29, you note that FiscalNote's revenues in Asia, including
         Hong Kong or China, are not material. In light of your response, please tell us what
         "significant operations and assets" are located in Hong Kong, as stated in this risk factor.
"FiscalNote has incurred a significant amount of debt ... ", page 90

12. We note your amended disclosure in response to comment 20. Please disclose which of the outstanding debt you intend to repay at the closing of the Business Combination.
Background of the Business Combination, page 117

13.      We note your amended disclosure in response to comment 23. Please disclose
         information relating to the comparable precedent transactions between 2018 and March
         2021, including identifying the transactions and the data from the transactions were used in determining the earnout consideration.
14.      We note your response to comment 25 and your amended disclosure on page 123
         regarding Citi's role in preparing presentation materials. Please supplementally explain why the report provided by Citi is not materially related to the transaction. It is unclear from your response why the fact that the valuation of FiscalNote was analyzed and
         determined by DSAC   s management and reviewed and approved by the
DSAC Board
         before execution of the Business Combination Agreement means that the Citi report is not material. Alternatively, please provide the information required by
Item 1015(b) of
         Regulation M-A, and file any written materials, as well as the consent of the outside party, as exhibits, or explain in further detail why you are not required to do so. Please refer to Item 4(b) of Form S-4.
 Manoj Jain
Duddell Street Acquisition Corp.
February 8, 2022
Page 5
15. We note your amended disclosure in response to comment 24. While you list the topics discussed, it is unclear what about these particular topics was discussed, how issues were resolved, and how this impacted the transaction. As one example, you note that DSAC expressed its preference or an optimal capital structure and discussed with FiscalNote what the optimal amount of debt would be, but the specifics of the optimal amount of debt are not disclosed. Similarly, it's unclear what FiscalNote presented about the financial projection assumptions. Please revise accordingly.
DSAC Board Reasons for the Approval of the Business Combination, page 124

16.      We note your amended disclosure in response to comment 28. Please revise to
         specifically state whether the DSAC Board considered the consideration to be offered in the Business Combination in evaluating and recommending the Business Combination.
         To the extent that the DSAC Board did evaluate the consideration, please revise to state as much and disclose whether the DSAC Board considered the transaction to be fair. To the extent the DSAC Board did not evaluate the consideration, please revise to state as much and disclose whether the DSAC Board continues to recommend the
Business
         Combination.
17. We note your response to comment 30 and we reissue it. Please revise your Background of the Business Combination section to include any material discussions relating to these
         factors, such as FiscalNote   s geographic locations, operations, and
customer base.
Financial Analysis, page 126

18. We note your amended disclosure in response to comment 33 and we reissue it in part.
         Please revise to include the additional analyses and projections that are included in the
         Investor Presentation in the registration statement.
Selected Public Company Analysis, page 127

19. We note your amended disclosure in response to comment 31. Please revise to explain the methodology for determining the Revenue Estimates for 2021-2023 for the selected public companies.
Conflicts of Interest, page 134
FirstName LastNameManoj Jain
20. We note your amended disclosure in response to comment 58. Please revise to include
Comapany    NameDuddell
       the table           Street
                 summarizing   theAcquisition  Corp. your officers and
directors currently have
                                   entities to which
       fiduciary
February  8, 2022duties
                  Page 5or contractual obligations.
FirstName LastName
 Manoj Jain
FirstName LastNameManoj     Jain
Duddell Street Acquisition Corp.
Comapany8,NameDuddell
February   2022          Street Acquisition Corp.
February
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Ancillary Agreements Related to the Business Combination
Backstop Agreement, page 142

21. We note your description of the Backstop Agreement. Please revise here, and elsewhere throughout your prospectus as appropriate, to disclose:

                who the certain affiliates of the sponsor are who entered into the Backstop
              Agreement;
                how the sponsor and its affiliates benefit from the Backstop Agreement. For example, disclose that the public stockholders currently hold a collective 10.6% of your shares may vote against the Business Combination and redeem their shares, but despite this, the Business Combination could still be approved and there would be a sufficient amount of cash in the SPAC's trust account following the public shareholders' redemptions; and
                whether and to what extent the parties to the Backstop Agreement have additional interests in the Business Combination.

         Please also revise your Risk Factors, as appropriate, and file the Backstop Agreement as an exhibit.
CFIUS Approval, page 154

22. Please disclose the reason why CFIUS approval is needed for Manoj Jain and an additional director to serve on the New FiscalNote Board.
Business of FiscalNote, page 200

23. We note your response to comment 40. Please revise to include your response in the comment letter as disclosure in this section.
Acquisition Opportunities, page 203

24. We note your amended disclosure in response to comment 42, including that FiscalNote is "tracking" 80 companies. Please revise to elaborate on what you mean by "tracking."
         Please also revise to disclose that you are in various stages of discussions with 20 of the companies. Additionally, we note that your investor presentation included in the Duddell
         Street Form 8-K filed on November 8, 2021 indicates on slide 29 that you have identified over 900 targets, shortlisted 55 targets and have entered into discussions or LOIs with 17 targets. Please advise.
FiscalNote's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Performance Indicators and Non-GAAP Measures, page 212

25. We note that your Investor Presentation includes Average Account Value and Annual
         Contract Value as metrics. Please tell us whether you consider these metrics to be key
 Manoj Jain
Duddell Street Acquisition Corp.
February 8, 2022
Page 7
      performance indicators and if not, why not.
Beneficial Ownership of Securities, page 254

26. We note the 5% Beneficial Owners of New FiscalNote, including FN SPV Holdings Pty
      Ltd, Radical Investments LP, and Visionnaire Ventures Fund I, L.P. Please provide the information required by Item 403 of Regulation S-K, including the natural person or persons who have voting and investment control of the shares held by these entities.
New FiscalNote Management After the Business Combination, page 257

27. We note that Manoj Jain and another individual are to serve as a directors of New
      FiscalNote pending CFIUS approval. However, we note that they are not included in the chart on page 257 that depicts New FiscalNote Management After the Business
      Combination. Please revise.
U.S. Federal Income Tax Considerations, page 276

28. We note your response and amended disclosure to comment 52 and we reissue it in part. Please include disclosure of the material tax consequences of the Business
      Combination, and provide a tax opinion to the extent required. In this regard, we note that the Merger Agreement indicates that the parties intend for the merger to qualify as a reorganization under Section 368(a). If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please make similar revisions where you discuss the tax consequences of the transaction, and include risk factor disclosure, as appropriate. Refer to Section III of
      Staff Legal Bulletin 19.
       You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameManoj Jain
                                                            Division of
Corporation Finance
Comapany NameDuddell Street Acquisition Corp.
                                                            Office of Trade &
Services
February 8, 2022 Page 7
cc:       James C. Lin
FirstName LastName